Exhibit 77(c)

              SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

A Special Meeting of shareholders of the Portfolio was held on February 20, 2002 to vote on

     1. Approval of a new Investment Management Agreement between the Portfolio and ING Investments, LLC (For: 206,868,321; Against:
          5,063,928);

     2. Approval of new Sub-Advisory Agreement between ING Investments, LLC and Aeltus Investment Management, Inc. (For: 199,952,782; Against:
          5,926,199);

     3.   Approval of Amended and Restated Declaration of Trust (For:
          204,124,576; Against: 7,114,787); and

     4. Approval of new Administration Agreement with ING Funds Services, LLC (For: 201,027,823; Against: 5,719,399).